Zodiac Exploration Inc.

TSX VENTURE: ZEX

July 4, 2012

Zodiac Announces Change in Chief Financial Officer

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE: ZEX) announced today that Ms. Michelle Lemmens has resigned as the Interim Chief Financial Officer of the Company, effective June 29, 2012 and that Mr. Howard Blacker has been appointed as the Chief Financial Officer effective as of July 4, 2012.  Mr. Blacker is a chartered accountant with 30 years of diverse industry and public practice experience.  Most recently, Mr. Blacker was the Chief Financial Officer of Zapata Energy Corporation (now Surge Energy Inc.)

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The appointment of Howard Blacker as the Chief Financial Officer of the Company is subject to receipt of all required regulatory approvals, including the approval of the TSX Venture Exchange.

For more information, please contact

Zodiac Exploration Inc.
Murray Rodgers
President & CEO
(403) 444-7844

www.zodiacexploration.ca